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PRESS RELEASE

August 7, 2008

Half Year 2008 Earnings

Positive Underlying Earnings growth	Underlying Earnings up +7% to €2,766 million Adjusted Earnings down -1% to €3,290 million Net Income down -29% to €2,162 million
Stable total revenues	Life & Savings New Business Volume[1] down -6% to €3,611 million Property & Casualty revenues up +2% to €14,519 million Asset Management revenues down -3% to €2,102 million
Positive net inflows	Life & Savings net inflows: +€6.2 billion P&C net new personal contracts: +551,000 Asset Management net inflows: +€2.2 billion
Very strong financial strength	Solvency I at 148% Solvency II (QIS4) at ca. 175%

Chairman's statement

"First half 2008 performance proved robust in a turbulent market environment. AXA's business strategy is built to withstand severe economic conditions, and we remain well positioned to benefit from any upturn in the market environment." said **Henri de Castries, Chairman of the AXA Management Board.**

"Total revenues were stable despite a momentum slowdown in Life & Savings and Asset Management. However, all business lines generated positive net inflows with notably increased retention in Life & Savings."

"Underlying Earnings grew from the record level achieved in 2007, in line with our February 28, 2008 outlook, driven by the strong operating performance of our Property & Casualty operations while other businesses proved resilient. Adjusted Earnings were stable, as the hedging of our equity portfolio partially compensated for the impairments resulting from the drop in equity markets. Net Income decreased mainly due to mark-to-market accounting for certain fixed income assets in the context of credit spreads widening and rise in interest rates."

"Our Solvency remains strong, based on Solvency I and future Solvency II framework, and it is our current intention to propose a stable dividend for 2008[2] at €1.20 per share."

Non-GAAP measures such as Underlying Earnings and Adjusted Earnings are reconciled to Net Income on page 7 of this release.

All half year 2008 information coming from AXA's consolidated financial statements has been subject to a limited review by AXA's independent auditors.

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Contents:

All comments are on a comparable basis (constant Forex, scope and methodology for activity indicators and constant Forex for earnings)

Activity and profitability indicators

Stable total revenues
Positive net inflows
High profitability indicators

- **Life & Savings** New Business Volume (APE[1]) was down 6% to Euro 3,611 million in line with 1Q08 performance. Unit-linked share was down from 52% to 48%, while variable annuity sales were up 6% benefiting from the global roll-out of Accumulator-type products.

  New Business Value (NBV) was down 6% to Euro 785 million. NBV margin stood at 21.7%, up 0.1 point on a comparable basis, with a positive impact from business mix (up 0.3 point) and a negative impact from country mix (down 0.2 point).

  Net inflows, mostly on unit-linked products, amounted to Euro +6.2 billion, notably as a result of increased retention.

- **Property & Casualty** revenues increased by 2.3% to Euro 14,519 million fuelled by both personal and commercial lines.

  The combined ratio was 96.4%, improving by 1.9 points, mainly due to the non-recurrence of 1H07 natural catastrophes.

- **Asset Management** revenues decreased by 3% to Euro 2,102 million in a challenging environment. Net inflows amounted to Euro +2.2 billion.

  Underlying cost income ratio improved by 0.8 point to 66.8% compared to 1H07.

Earnings

Positive Underlying Earnings growth

- **Underlying Earnings** were up 7% to Euro 2,766 million mainly reflecting the uplift in Property & Casualty (+20%) benefiting from the non-recurrence of 1H07 natural catastrophe events, and the strong resilience of Life & Savings (-1%) and Asset Management (+9%) businesses.

  Underlying Earnings per share[2] increased by 5% to Euro 1.28 per share.

Stable Adjusted Earnings benefiting from equity hedges

- **Adjusted Earnings** reached Euro 3,290 million, down 1% as a result of (i) higher underlying earnings, (ii) Euro 834 million net capital gains, (iii) Euro -786 million impairments, partially offset by (iv) Euro 477 million positive impact from equity hedges[3].

Net Income impacted by mark-to-market accounting

- **Net Income** was down 29% to Euro 2,162 million mainly as a result of the negative impact of mark-to-market accounting for certain financial assets, notably fixed income assets.

Balance sheet

- **Shareholders' equity** was Euro 40.5 billion, down Euro 5.1 billion notably due to a Euro 4.3 billion lower level of net unrealized capital gains on equities (Euro -2.4 billion) and fixed income (Euro -1.9 billion).

- **Solvency** remains strong based on Solvency I (148% vs. 154% at end of 2007) and future Solvency II framework QIS4[4] (ca. 175% vs. 170% at end of 2007, notably as a consequence of the increased hedging of our equity portfolio).

  AA S&P rating was confirmed on June 27, 2008.

Outlook

Objective to propose a stable dividend for 2008

Provided that market conditions do not deteriorate materially, AXA's FY08 underlying earnings should be in line with 2007 record performance.
It is management's current intention to propose a stable **dividend** for 2008[5] at 1.20 € per share.

Activity Indicators : Key figures						
				Change		
Euro million, except when otherwise noted	1H07	1H08	Change on a reported basis	Comp.[a] basis	*Scope & Other*	*FX impact[b]*
Life & Savings (Group share)						
APE	3,877	3,611	-6.8%	-6.0%	*+5.0pts*	*-5.8pts*
NBV [c]	848	785	-7.4%	-5.5%	*+2.9pts*	*-4.8 pts*
NBV to APE margin	21.9%	21.7%	-0.1 pt	+0.1 pt		
Net inflows (Euro billion)	7.2	6.2				
Property & Casualty revenues	**14,155**	**14,519**	**+2.5%**	**+2.5%**	***+1.8pts***	***-1.7pts***
International Insurance revenues	**2,459**	**1,673**	**-32.0%**	**+6.2%**	***-35.5pts***	***-2.5pts***
Asset Management						
Revenues	2,407	2,102	-12.6%	-2.7%	*+0.1pt*	*-10.0pts*
Net inflows (Euro billion)	32.6	2.2				
Total revenues	**50,301**	**49,319**	**-2.0%**	**-0.4%**	***+1.7pts***	***-4.1pts***

(a) Change on a comparable basis was calculated at constant FX and scope.
(b) Mainly due to continued appreciation of the Euro against USD, JPY, GBP and CHF.
(c) New Business Value is Group share. NBVs for both 1H07 and 1H08 were computed using profitability factors by product from year-end 2007 unless hedged at current conditions in 1H08. Economic and actuarial assumptions remained unchanged.

Life & Savings

1H08 APE growth in line with 1Q08 trend

- **New Business Volume (APE)** was down 6% to Euro 3,611 million:
  - (i) Positive development in Individual business in France (up 10%), (ii) strong performance of Group business in Switzerland (up 17%) and continued growth in CEE (up 57%) and (iii) favorable impact from Variable Annuities (up 6%), benefiting from the roll-out in Germany and the Mediterranean Region (AXA MPS Italian JV) more than offsetting lower variable annuity sales in the United States.
  - As expected (i) slowdown in the UK (-3%) and in Japan (-15%) due to the negative impact of certain regulatory changes as well as (ii) non-recurrence of 2Q07 positive impact from the Australian superannuation business and (iii) lower Universal life sales in the United States as a result of increase in product pricing in 2007.

Annual Premium Equivalent by country				
Euro million	1H07	1H08	Change on a reported basis	Change on a comparable basis
United States	1,107	808	-27.1%	-14.0%
France [a]	642	690	+7.5%	-2.9%
United Kingdom	819	692	-15.5%	-2.9%
NORCEE [a] [b]	582	660	+13.4%	+7.8%
Asia Pacific [c]	642	558	-13.2%	-14.1%
Mediterranean Region	84	204	+142.8%	-1.5%
Total Life & Savings APE	**3,877**	**3,611**	**-6.8%**	**-6.0%**

(a) Change on a comparable basis included respectively Euro 69 million and Euro 14 million in 1H07 of actual voluntary additional premiums for AXA France and AXA Switzerland.
(b) Northern Central and Eastern Europe: Germany, Belgium, Switzerland and Central and Eastern Europe as Luxembourg's APE and NBV are not yet modelled.
(c) Including Japan, Australia/New Zealand, Hong-Kong, South East Asia & China. South East Asia & China's APE was not yet modelled in 1H07 (change on a comparable basis includes 1H07 APE and NBV).

Stable NBV margin

- **New business margin** was up 0.1 point to 21.7%, on a comparable basis, with a positive impact from business mix (up 0.3 point) and a negative impact from country mix (down 0.2 point).

  Country mix deteriorated as a result of lower relative contributions from high margin countries, notably Japan and Belgium.

  The continued improvement in business mix was largely due to (i) Japan, as a result of the continued focus on higher margin products and (ii) the NORCEE[a] and the Mediterranean Region due to the positive impact on margins from the roll-out of variable annuity products, partially offset by (iii) France as a result of lower unit-linked share.

Positive net inflows

- **Net inflows** amounted to Euro +6.2 billion. Excluding UK With-Profit funds (not actively promoted since 2002), net inflows were Euro +7.4 billion with strong positive contributions from all regions and increased retention, notably in the United States.

Property & Casualty

Property & Casualty revenues increased by 2.3% to Euro 14,519 million on a comparable basis:

Property & Casualty : IFRS revenues by country				
In Euro million	1H07	1H08	Change on a reported basis	Change on a comparable basis
NORCEE[a]	5,202	5,224	+0.4%	-0.1%
of which Belgium	*1,155*	*1,155*	*-0.0%*	*+0.5%*
of which Switzerland	*1,794*	*1,805*	*+0.6%*	*-0.9%*
of which Germany	*2,202*	*2,199*	*-0.1%*	*-0.1%*
France	2,895	3,021	+4.3%	+3.0%
United Kingdom & Ireland	2,723	2,389	-12.3%	-0.4%
Mediterranean Region	2,695	2,984	+10.7%	+6.5%
Rest of the World	679	902	+32.8%	+8.4%
Total P&C revenues	**14,194**	**14,519**	**+2.3%**	**+2.3%**

Personal lines +2% with positive net new contracts

- **Personal lines (62% of P&C premiums) were up 2%.**

  Motor revenues were up 2% mainly driven by the Mediterranean Region, up 5% on the back of strong growth in emerging markets (Turkey +14% and Gulf +54%) and Spain (+4%), as well as Asia (+16%).

  This was partially offset by Germany (-3%) with higher competition in the lower price segments and by the UK & Ireland (-5%) resulting from (i) continued pressure on tariffs in Ireland, (ii) lower volumes from the UK intermediary business as a result of certain rating actions, partially offset by (iii) +24% growth at Swiftcover (direct UK).

  Non-motor revenues increased by 3% with strong growth in (i) the Mediterranean Region (+7%) led by Spain in household and health and (ii) France (+3%), partially offset by lower contributions from (iii) the UK & Ireland (+1%), (iv) Switzerland (0%) and Germany (+2%).

Commercial lines +2%

- **Commercial lines (38% of P&C premiums) were up 2%.**

  Motor revenues were up 1%, with Switzerland up 8% as a result of a new sales force compensation structure and France up 2%, partially offset by the Mediterranean Region (-2%) and a flat evolution in the UK & Ireland.

  Non-motor revenues were up 2%, as strong growth (i) in the Mediterranean Region (+9%) driven by health business in the Gulf region, and (ii) in France (+4%) fuelled by Construction, was partially offset by (iii) Switzerland (-3%) and (iv) the UK & Ireland (-2%) reflecting a deterioration across all commercial lines (except Health) due to difficult market conditions.

Asset Management

- **Asset Management revenues** decreased by 3% on a comparable basis to Euro 2,102 million while overall average assets under management remained stable.

- **Assets Under Management** of AllianceBernstein and AXA Investment Managers were down Euro 111 billion to Euro 981 billion as of June 30, 2008, as negative market conditions and negative exchange rate impacts, were partially offset by positive net inflows and a favorable scope effect.

Assets Under Management Roll-forward

In Euro billion	Alliance Bernstein	AXA IM	Total
AUM at FY07	**543.5**	**548.4**	**1,091.9**
Net inflows	-4.0	6.2	2.2
Market appreciation	-50.7	-22.4	-73.1
Scope & other impacts	-	4.6	4.6
Forex impact	-34.2	-10.3	-44.4
AUM at 1H08	**454.6**	**526.5**	**981.1**
Average AUM over the period	**483.9**	**539.3**	**1,023.3**
Change of average AUM on a reported basis	-13%	-2%	-7%
Change of average AUM on a comparable basis	0%	+3%	2%

Positive Asset Management net inflows

AllianceBernstein recorded net outflows of Euro -4 billion, mainly from Retail clients, partially offset by positive net inflows from institutional clients.

AXA Investment Managers net inflows of Euro +6 billion were driven by AXA's Main funds (Euro +9 billion) and Institutional clients (Euro +1 billion), partially offset by the Retail segment (Euro -4 billion).

International Insurance

International Insurance revenues were up 5% to Euro 1,673 million with AXA Corporate Solutions Assurance up 5%, driven by Marine, Construction and Liability, as well as AXA Assistance up 7%.

Earnings : Key figures				
In Euro million	1H07	1H08	Change	
			Reported	on a comparable basis
Life & Savings	1,489	1,396	-6 %	-1 %
Property & Casualty	963	1,133	+18 %	+20 %
Asset Management	286	285	+0 %	+9 %
International Insurance	119	172	+44 %	+44 %
Banking	11	24	+117 %	+118 %
Holdings	-181	-245	+35 %	+42 %
Underlying Earnings	**[illegible]**	**2,765**	**[illegible]**	**+7%**
Net realized capital gains	762	834		
Net impairments	-26	-786		
Equity portfolio hedging (intrinsic value)	0	477		
Adjusted Earnings	**3,424**	**[illegible]**	**-4%**	**-1%**
Change in the fair value on mutual funds and other assets	-24	-739		
Of which Asset Backed Securities		-237		
Of which other assets	-24	-502		
Equity portfolio hedging (time value)	-24	-152		
Forex derivatives & other	1	-162		
Interest rates derivatives	-136	-87		
Other	-61	12		
Net income	**[illegible]**	**[illegible]**	**[illegible]**	**[illegible]**

Earnings per share			
In Euro			
Underlying EPS	1.22	1.28	+5 %
Adjusted EPS	1.58	1.54	-2 %
Net income per share	1.47	1.07	-28 %

Underlying Earnings, Adjusted Earnings and NBV are Non-GAAP measures and as such are not audited

Underlying Earnings

Underlying Earnings were up 7% to Euro 2,788 million mainly reflecting the uplift in Property & Casualty (+20%) benefiting from the non-recurrence of 1H07 natural catastrophe events, and the strong resilience of Life & Savings (-1%) and Asset Management (+9%) businesses.

Resilient L&S Underlying Earnings, down 1%

- **Life & Savings Underlying Earnings** were down 1% to Euro 1,396 million.

  Underlying investment margin was up 4%[a] to Euro 1,336 million, reflecting higher asset yield while average general account reserves slightly decreased.

  Fees & Revenues were up 3%[a] to Euro 3,389 million with (i) +2%[a] in loadings on premiums to Euro 2,053 million broadly in line with acquisition expenses, (ii) +8%[a] in unit-linked fees to Euro 1,033 million notably due to improved margins while average reserves were flat and (iii) -3%[a] in other fees and revenues notably due to sale of most of Enterprise retail mutual funds in the US.

  Unit-linked reserves were down 7% vs. December 31, 2007 to Euro 161 billion, due to Euro -16 billion decrease in market value partially offset by Euro +4 billion net inflows.

  Technical margin was down 34%[a] to Euro 569 million, negatively impacted by Euro -64 million loss, net of DAC reactivity and tax, from GMDB/IB in the US (vs. ca. Euro +19 million in 1H07). This was primarily due to underperformance of certain separate account funds vs. indices used in delta hedging (basis risk).

  Expenses, net of DAC/DIC and VBI were down 1%[a] to Euro 3,343 million mainly driven by (i) lower VBI amortization due to the non-recurrence of certain 1H07 unfavorable impacts (Japan), (ii) flat acquisition expenses broadly in line with sales trend, while (iii) administrative expenses were contained (up 1%).

  Tax and minority interests were down 8%[a] to Euro 555 million mainly as a result of lower pre-tax earnings and a decrease in tax rates, notably in Germany.

Very strong P&C Underlying Earnings up +20%

- **Property & Casualty Underlying Earnings** were up 20% to Euro 1,133 million benefiting from the non-recurrence of 1H07 natural catastrophes.

Property & Casualty : combined ratio by country

In %	1H07	1H08	Change on a comparable basis
NORCEE[9]	99.4	96.7	-2.6 pts
of which Belgium	*96.4*	*96.0*	*-0.4 pt*
of which Switzerland	*97.7*	*92.6*	*-4.9 pts*
of which Germany	*101.0*	*96.0*	*-2.9 pts*
France	97.2	96.9	-0.3 pt
Mediterranean region	95.8	93.8	-2.0 pts
UK & Ireland	102.4	98.2	-4.2 pts
Rest of the world	92.1	96.8	+4.9 pts
Total P&C	**98.4**	**96.4**	**-1.9 pts**

Reserving ratio[10]


194%
198%

Loss ratio improved by 2.2 points to 68.4% reflecting improvements across the board mainly as a result of lower natural catastrophe levels compared to 1H07 (floods in the UK and Kyrill in continental Europe), while reserving ratio[10] (net technical reserves to net earned premiums) continued to increase (+4 points to 198%).

Expense ratio increased by 0.3 point to 28.0% with acquisition expense ratio down 0.1 point largely driven by a change in employees' pension scheme in Switzerland, while administrative expense ratio was up 0.4 point mainly driven by higher expenses in the UK from the acquired brokers, legal fees related to regulatory reviews and IT investments.

Investment income[11] was up 6% to Euro 1,156 million mainly reflecting both a higher average asset base (+4%) and increased investment yield.

Tax and minority interests were up 42% to Euro 474 million due to higher earnings and the non-recurrence of 2007 favorable tax developments.

Asset Management Underlying Earnings up 9%

- **Asset Management Underlying Earnings** were up 9% to Euro 285 million with AXA Investment Managers up 22% and AllianceBernstein down 3%.

AllianceBernstein Underlying Earnings were down 3% to Euro 128 million driven by lower revenues and higher tax rate, partially offset by lower expenses (mainly employee compensation and distribution expenses).

AXA Investment Managers Underlying Earnings were up 22% to Euro 158 million, as lower revenues were more than offset by a high positive carried interest and a positive tax item.

- **International Insurance Underlying Earnings** were up 44% to Euro 172 million mainly driven by favorable run-off reserve and tax developments at AXA Liabilities Managers, partially offset by AXA Corporate Solutions Assurance large losses following Chinese Earthquake.

- **Banking Underlying Earnings** were up Euro 13 million to Euro 24 million driven mainly by AXA Bank Europe (Belgium).

- **Holdings' Underlying Earnings** decreased by Euro 75 million (+42%) on a comparable basis from Euro -181 million to Euro -245 million, mainly impacted by higher financial charges related to external growth financing and internal refinancing (Euro -51 million).

Adjusted Earnings

Resilient Adjusted Earnings due to equity hedge programs

Adjusted Earnings reached Euro 3,290 million, down 1% as a result of (i) higher Underlying Earnings, (ii) Euro 834 million net capital gains (iii) Euro -786 million impairments, partially offset by (iv) Euro 477 million positive impact from equity hedges.

Realized capital gains amounted to Euro 834 million, including Euro 630 million on equities and Euro 133 million on real estate.

Impairments amounted to Euro -786 million, of which Euro -661 million on equities and Euro -47 million on Asset Backed Securities.

Change in market value of options used to hedge the equity portfolio contributed Euro 477 million in Adjusted Earnings (corresponding to the positive change in the intrinsic value of those hedges while negative changes in the options' time value were accounted for in Net Income).

Net Income

Net Income impacted by mark-to-market accounting

Net income was down 29% to Euro 2,162 million mainly as a result of the negative impact of mark-to-market accounting for certain financial assets, notably fixed income assets.

The decrease in net income is largely explained by the following mark-to-market items:

(i) Mark-to-market of assets accounted for as AFS P&L mainly as a result of widening spreads and rise in interest rates:

a. Euro -237 million from ABS

b. Euro -502 million, mainly from fixed income funds

(ii) Change in time value of options used to hedge equity assets (Euro -152 million).

(iii) Mark-to-market of interest rate and Forex items (mostly used to hedge the balance sheet) for Euro -87 million and Euro -162 million respectively.

Increase in interest rates and spreads widening generated a Euro 1 billion after tax decrease in the value of financial debt (not accounted for under IFRS, either in the shareholders' equity or in the net income).

Shareholders' Equity & Solvency

Solid financial strength

- **Shareholders' equity** was Euro 40.5 billion, down Euro 5.1 billion notably due to a Euro 4.3 billion lower level of net unrealized capital gains on equities (Euro -2.4 billion) and fixed income (Euro -1.9 billion).

  The decrease in unrealized capital gains was mainly due to (i) the realization of equity capital gains during the period as well as negative stock market evolution and (ii) the impact of the increasing interest rates and credit spreads on fixed income securities generating an accounting mismatch (under current applicable IFRS rules, liabilities are not marked-to-market).

- **Unrealized capital gains** on equities (included in shareholders' equity) amounted to Euro 2.8 billion as of June 30, 2008.

  Unrealized gains on real estate (not included in shareholders' equity) amounted to Euro 2.1 billion as of June 30, 2008.

Strong Solvency confirmed

- **AXA's European consolidated solvency margin** was resilient:
  - 148% Solvency I ratio based on June 30, 2008 estimates, compared to 154% as of December 31, 2007, benefiting from positive free cash-flows (+16 points) mainly offset by negative impact from financial markets (-20 points) and capital management/M&A (-2 points). Sensitivity to a further drop in equity markets of 10% and 20% is respectively estimated at -3 points and -9 points taking into account equity hedging program.
  - ca. 175% Solvency II ratio (QIS4[a]) based on June 30, 2008 estimates, up ca. 5 pts vs. December 31, 2007, as the drop in Available Financial Resources (mostly due to lower equity markets) was more than offset by the decrease in Solvency Capital Requirement impacted by the hedging of the Group's equity portfolio[12].
- **Adjusted ROE** (Adjusted earnings Return on Equity) stood at 20% in 1H08.

Invested assets

Diversified asset portfolio of good quality

AXA's invested assets amounted to Euro 579 billion including a Euro 363 billion General Account, invested in a diversified portfolio mainly comprised of fixed income investments (79%), listed equities (8%) and real estate (5%).

Changes in General Account allocation included:

- Increased corporate bond exposure from 35% to 38% with an average rating of A+, to capture the higher level of spreads currently available
- Lower equity exposure from 10% to 8% (before hedging) to reduce balance sheet sensitivity to current volatile equity markets.

The negative mark-to-market evolution of ABS over the year amounted to Euro -1.6 billion or Euro -0.6 billion net of policyholders' participation, DAC and VBI reactivity and tax, of which Euro -0.3 billion was in the P&L and Euro -0.3 billion was in OCI.

Net investment in securities wrapped by monoline insurers stood at Euro 1.1 billion and was mainly included in the UK With-Profit accounts. AXA had no significant direct holdings in debt or equity securities issued by monoline insurers.

Exposure to Government Sponsored Enterprises (Fannie Mae, Freddie Mac…) is mostly related to Euro 1.4 billion Agency Pools[13].

Notes

[1] Annual Premium equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums. APE is Group share

[2] Net of interest charges on perpetual subordinated notes (TSDI) and perpetual deeply subordinated notes (TSS)

[3] Change in market value of options hedging equity portfolio is of Euro 325 million (of which Euro +477 million of change in intrinsic value accounted in Adjusted earnings and Euro -152 million of change in time value accounted in Net Income)

[4] Fourth Quantitative Impact Study

[5] To be paid in 2009

[6] Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central and Eastern Europe and Luxemburg

[7] And other companies

[8] Underlying earnings are Adjusted earnings, excluding net capital gains attributable to shareholders. Adjusted earnings represent Net income before the impact of exceptional operations, goodwill and related intangibles amortization/impairments, and profit or loss on financial assets (classified under the fair value option) and derivatives. Life & Savings NBV and APE, adjusted and underlying earnings are non-GAAP measures and as such are not audited, may not be comparable to similarly titles measures reported by other companies, and should be read together with our GAAP measure. Management uses these non-GAAP measures as key indicators of performance in assessing AXA's various businesses and believes that the presentation of these measures provide useful and important information to shareholders and investors as measures of AXA's financial performance.

[9] Changes are pro-forma restated from the scope impact related to MPS, the Forex impact and the neutral impact from the reclassification of commissions in France and deferred expenses/loading in the UK. Full details are provided in the activity report's sections related to these countries

[10] Net technical reserves / Net earned premiums

[11] Net of financial charges

[12] In order to reduce the exposure of AXA's shareholders equity to equity investments and to limit the Solvency I coverage ratio volatility, AXA decided to hedge most of its direct equity exposure through put spread and equity swaps strategies partially financed by the sale of call options (for more details see page 36 of the analysts' presentation and page 64 of the 1H08 Activity Report).

[13] Mortgage backed securities of high quality benefiting from the guarantees of the US GSEs

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. AXA had Euro 1,281 billion in assets under management as of December 31, 2007. For full year 2007, IFRS revenues amounted to Euro 93.6 billion and IFRS adjusted earnings to Euro 6.1 billion.
The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is available on the AXA Group website: www.axa.com

AXA Investor Relations:
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AXA Media Relations:
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IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Référence for the year ended December 31, 2007, for a description of certain important factors, risks and uncertainties that may affect AXA's business. In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1: Life & Savings – Breakdown of APE between unit-linked non unit-linked and mutual funds

Breakdown of APE – 12 main countries, regions and modelled businesses

Group share in Euro million	1H08 APE UL	 Non-UL	 Mutual Funds	% UL in APE (excl. mutual funds) 1H07	 1H08	UL change on comparable basis
France	105	585		26%	15%	-44%
United States	510	111	186	71%	82%	-3%
United Kingdom	623	69		91%	90%	-4%
NORCEE						
Germany	94	142		32%	40%	+38%
Switzerland	10	182	1	5%	5%	+38%
Belgium	13	141		12%	9%	-40%
Central & Eastern Europe	45	29	2	68%	60%	+36%
ASIA PACIFIC						
Japan	48	206		19%	19%	-14%
Australia/New-Zealand	8	25	180	30%	23%	+3%
Hong Kong	28	28		57%	50%	-21%
South East Asia & China	21	13	1	–	62%	+25%
Mediterranean Region	36	163	6	13%	18%	+62%
Total	**1,541**	**1,694**	**376**	**52%**	**48%**	**-5%**

APPENDIX 2: 1H08 Property & Casualty revenues contribution & growth by business line

Property & Casualty revenues – contribution & growth by business line

in %	Personal Motor		Personal Non-Motor		Commercial Motor		Commercial Non-Motor	
	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis
France	32%	+2%	27%	+3%	8%	+2%	33%	+3%
United Kingdom (a)	14%	-5%	36%	+1%	7%	-0%	41%	-2%
NORCEE	35%	-1%	23%	+1%	6%	+3%	33%	-2%
Of which Germany	*33%*	*-3%*	*30%*	*+2%*	*6%*	*+0%*	*25%*	*-1%*
Of which Belgium	*33%*	*-0%*	*26%*	*+1%*	*7%*	*+0%*	*31%*	*-0%*
Of which Switzerland	*39%*	*+0%*	*11%*	*-0%*	*4%*	*+6%*	*46%*	*-3%*
Mediterranean Region	51%	+5%	19%	+7%	6%	-2%	24%	+9%
Canada	34%	+7%	16%	+6%	8%	+1%	42%	+11%
Asia	73%	+16%	7%	+9%	3%	-4%	17%	+18%
Total	**38%**	**+2%**	**24%**	**+3%**	**6%**	**+1%**	**32%**	**+2%**

(a) Including Ireland.

AXA Group IFRS revenues – contributions & growth by segment and country/region				
In Euro million	1H07	1H08	IFRS revenues change	
	IFRS	IFRS	Reported	Comp. basis
United States	8,205	6,732	-18.0%	-5.3%
France	7,791	7,441	-4.5%	-2.1%
NORCEE	8,076	8,089	+0.2%	+1.0%
Of which Germany	*2,685*	*2,656*	*-1.0%*	*-1.0%*
Of which Switzerland	*3,232*	*3,274*	*1.3%*	*4.0%*
Of which Belgium	*1,628*	*1,600*	*-1.7%*	*-1.6%*
Of which Central & Eastern Europe	*202*	*229*	*13.6%*	*6.0%*
United Kingdom	2,388	1,900	-20.4%	-6.6%
Asia Pacific	4,105	3,822	-6.9%	-1.5%
Of which Japan	*2,663*	*2,354*	*-11.6%*	*-7.8%*
Of which Australia/New-Zealand	*678*	*801*	*18.2%*	*18.6%*
Of which Hong Kong	*616*	*533*	*-13.6%*	*-1.0%*
Of which South East Asia	*148*	*134*	*-9.6%*	*21.6%*
Mediterranean Region	930	2,788	199.7%	7.5%
Other countries	59	55	-6.1%	-4.1%
Life & Savings	**31,555**	**30,820**	**-2.3%**	**-1.5%**
NORCEE	5,202	5,224	0.4%	-0.1%
Of which Germany	*2,202*	*2,199*	*-0.1%*	*-0.1%*
Of which Belgium	*1,155*	*1,155*	*0.0%*	*0.5%*
Of which Switzerland	*1,794*	*1,805*	*0.6%*	*-0.6%*
France	2,895	3,021	4.3%	3.0%
Mediterranean Region	2,695	2,984	10.7%	6.5%
United Kingdom & Ireland	2,723	2,389	-12.3%	-0.4%
Canada	514	527	2.4%	4.6%
Asia	165	375	127.5%	13.7%
Property & Casualty	**14,195**	**14,519**	**2.3%**	**2.3%**
AXA Corporate Solutions Assurance	1,196	1,220	2.0%	5.5%
Others	1,292	452	-65.0%	4.4%
International Insurance(a)	**2,488**	**1,673**	**-32.8%**	**5.2%**
AllianceBernstein	1,552	1,340	-13.7%	-0.6%
AXA Investment Managers	855	763	-10.8%	-6.4%
Asset Management	**2,407**	**2,102**	**-12.6%**	**-2.7%**
Banking	**153**	**197**	**29.1%**	**16.7%**
Total	**50,801**	**49,319**	**-2.0%**	**-0.4%**

(a) AXA RE's revenues amounted to Euro 826 million at 1H07 and are excluded from comparison between 1H07 and 1H08 on a comparable basis.

APPENDIX 4: AXA Group IFRS Revenues in local currency – Discrete quarters

Total revenues – Discrete contribution by country/Region in local currency						
(In million local currency except Japan in billion)	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
Life & Savings						
United States	5,258	5,654	5,601	5,738	5,157	5,149
France	4,313	3,479	3,407	3,846	3,976	3,465
NORCEE						
of which Germany	*1,613*	*1,497*	*1,439*	*1,726*	*1,477*	*1,473*
of which Switzerland	*4,434*	*337*	*580*	*607*	*4,342*	*615*
of which Belgium	*657*	*671*	*617*	*323*	*629*	*611*
of which Central & Eastern Europe	*103*	*93*	*109*	*115*	*113*	*119*
United Kingdom	765	846	771	785	708	765
Asia Pacific						
of which Japan	*201*	*210*	*197*	*202*	*185*	*193*
of which Australia/New-Zealand	*616*	*600*	*614*	*637*	*701*	*626*
of which Hong Kong	*3,060*	*2,726*	*3,131*	*3,320*	*3,212*	*3,146*
Mediterranean Region	390	540	335	653	1,291	1,497
Property & Casualty						
NORCEE						
of which Germany	*1,620*	*532*	*707*	*597*	*1,602*	*597*
of which Switzerland	*2,676*	*260*	*159*	*160*	*2,643*	*259*
of which Belgium	*641*	*514*	*493*	*494*	*637*	*517*
France	1,744	1,151	1,286	1,148	1,821	1,200
Mediterranean Region	1,342	1,353	1,128	1,453	1,547	1,436
United Kingdom & Ireland	863	975	849	787	873	979
Canada	334	442	417	393	349	463
International Insurance						
AXA Corporate Solutions Assurance	859	337	314	294	889	331
Others, including AXA RE	859	433	316	154	247	205
Asset Management						
AllianceBernstein	987	1,077	1,076	1,148	1,045	1,006
AXA Investment Managers	397	458	430	447	374	368
Banking & Other	80	76	89	79	88	89

APPENDIX 5: Life & Savings New Business Volume (APE), Value (NBV) and NBV to APE margin

APE, NBV & NBV margin - 12 main countries, regions and modelled businesses

in Euro million	1H07 APE	1H08 APE	Change on a comparable basis	1H07 NBV	1H08 NBV	Change on a comparable basis	1H08 NBV/APE margin	Change on a comparable basis
United States	1,107	808	-14.0%	196	144	-15.4%	17.8%	-0.3 pt
France	642	690	-2.9%	119	92	-22.5%	13.3%	-3.4 pts
United Kingdom	819	692	-2.9%	74	54	-16.7%	7.7%	-1.3 pts
NORCEE	**582**	**660**	**+7.8%**	**183**	**208**	**+8.1%**	**31.6%**	**+0.1pt**
Germany	207	236	+10.3%	64	75	+5.7%	31.8%	-1.4 pts
Switzerland	147	193	+17.7%	35	54	+48.1%	28.2%	+5.8 pts
Belgium	183	154	-15.7%	76	67	-11.8%	43.2%	+1.9 pts
Central & Eastern Europe	44	76	+56.5%	8	12	+35.8%	16.3%	-2.5 pts
ASIA PACIFIC	**642**	**559**	**-14.1%**	**260**	**256**	**-0.1%**	**45.8%**	**+6.5 pts**
Japan	308	253	-14.6%	197	191	+0.4%	75.4%	+11.2 pts
Australia/New-Zealand	266	212	-20.6%	24	22	-9.5%	10.1%	+1.2 pts
Hong Kong	69	56	-8.4%	39	32	-5.5%	57.9%	+1.8 pts
South East Asia & China		36	+37.5%		11	+39.3%	29.5%	+0.4 pt
Mediterranean Region	84	204	-1.5%	17	31	+22.7%	15.4%	+3.0 pts
TOTAL	**3,877**	**3,611**	**-6.0%**	**843**	**786**	**-5.5%**	**21.7%**	**+0.1 pt**

APPENDIX 6: Earnings summary after taxes and minority interests /

Consolidated Earnings (in Euro million)	Net income Group Share		Income from discontinued operations		Integration costs		Goodwill and related intangibles		Exceptional operations		Profit or loss (including change) on financial assets (under Fair Value option) & derivatives		Adjusted Earnings		Net realized capital gains attributable to shareholders		Underlying Earnings		Underlying Earnings	
	1H07	1H08	1H07	1H08	1H07	1H08	1H07	1H08	1H07	1H08	1H07	1H08	1H07	1H08	1H07	1H08	1H07	1H08	Change	Change at constant Fx
Life & Savings	**1,840**	**1,807**	**54**	**-**	**(12)**	**(13)**	**(20)**	**(12)**	**(8)**	**1**	**(81)**	**(680)**	**1,806**	**1,801**	**418**	**105**	**1,480**	**1,304**	**-6%**	**-1%**
France	440	[illegible]	-	-	-	-	-	-	-	-	(38)	(114)	478	710	125	279	[illegible]	481	22%	22%
United States	488	287	-	-	-	-	(20)	(2)	(7)	1	7	(8)	488	306	(0)	(20)	488	[illegible]	-33%	-23%
United Kingdom	80	115	-	-	(5)	(2)	(6)	(6)	-	-	(11)	44	122	78	(23)	(16)	130	88	-32%	-22%
Japan	185	(38)	-	-	(0)	(2)	-	-	-	-	(23)	(183)	212	157	80	24	130	132	0%	4%
Germany	75	42	-	-	(0)	(1)	-	-	-	-	4	(9)	75	55	2	(14)	73	67	-6%	6%
Switzerland	96	(34)	-	-	(1)	(2)	(2)	(2)	-	-	18	(49)	81	30	(1)	(63)	82	93	14%	12%
Belgium	337	(98)	-	-	(2)	(4)	-	(1)	-	-	(20)	(133)	360	82	188	(32)	72	64	16%	16%
Mediterranean Region	45	38	-	-	(4)	(2)	(0)	(0)	-	-	0	(11)	48	55	8	10	40	43	7%	7%
Other countries	305	56	54	-	(1)	-	(1)	(1)	(0)	-	3	(6)	150	63	38	(66)	112	128	14%	22%
of which Australia/New Zealand	69	(13)	-	-	-	-	-	-	-	-	3	(3)	65	(6)	19	(57)	47	43	1%	2%
of which Hong Kong	72	80	-	-	-	-	-	-	(0)	-	(2)	(1)	73	67	14	(2)	59	66	8%	23%
Property & Casualty	**1,185**	**1,036**	**20**	**-**	**(25)**	**(24)**	**(26)**	**(27)**	**(3)**	**2**	**(27)**	**(182)**	**1,280**	**1,259**	**286**	**185**	**993**	**1,112**	**13%**	**20%**
France	285	184	-	-	-	-	-	-	-	(4)	(14)	(91)	339	378	32	24	307	354	7%	7%
United Kingdom & Ireland	160	106	-	-	-	-	(4)	(10)	-	-	0	(4)	164	115	26	(56)	130	174	35%	51%
Germany	235	184	-	-	(1)	(6)	-	-	-	-	2	(45)	234	244	76	72	158	173	10%	10%
Belgium	177	161	-	-	(6)	(9)	-	(0)	-	-	(4)	(22)	187	184	79	86	108	107	-1%	-1%
Mediterranean Region	217	200	-	-	(17)	(5)	(14)	(3)	-	6	(6)	(12)	254	221	63	38	194	243	27%	28%
Switzerland	56	67	-	-	(1)	(4)	(6)	(10)	(3)	-	(6)	(17)	74	80	1	(32)	73	131	N/A	N/A
Other countries	167	81	20	-	(0)	-	(1)	(4)	-	-	1	0	67	55	19	3	48	52	-23%	-22%
International Insurance	**137**	**125**	**-**	**-**	**-**	**-**	**-**	**-**	**1**	**-**	**(13)**	**(34)**	**139**	**179**	**20**	**7**	**119**	**172**	**44%**	**44%**
AXA Corporate Solutions Assurance	70	55	-	-	-	-	-	-	-	-	(9)	(23)	76	46	20	2	58	40	-20%	-26%
Other	67	130	-	-	-	-	-	-	1	-	(4)	(1)	61	131	(1)	6	62	130	105%	111%
Asset Management	**[illegible]**	**155**	**-**	**-**	**(2)**	**(1)**	**-**	**(4)**	**(7)**	**10**	**14**	**(93)**	**287**	**255**	**1**	**-**	**280**	**255**	**0%**	**5%**
AllianceBernstein	145	122	-	-	-	-	-	(4)	(7)	10	-	(12)	152	128	1	-	151	128	-15%	-5%
AXA Investment Managers	145	78	-	-	(2)	(1)	-	-	-	-	14	(81)	130	155	-	-	130	152	16%	22%
Banking	**5**	**11**	**-**	**-**	**(1)**	**(3)**	**-**	**(0)**	**-**	**-**	**(8)**	**(4)**	**14**	**18**	**3**	**(3)**	**11**	**24**	**117%**	**113%**
Holdings and other companies	**(282)**	**(226)**	**(0)**	**-**	**(22)**	**-**	**-**	**-**	**(1)**	**-**	**(88)**	**(275)**	**(183)**	**37**	**1**	**282**	**(131)**	**(244)**	**35%**	**42%**
TOTAL	**3,180**	**2,110**		**-**	**(34)**	**(41)**	**(55)**	**(40)**	**(17)**	**13**	**(182)**	**(1,057)**	**3,424**	**2,380**	**738**	**694**	**2,688**	**2,706**	**2%**	**7%**

AXA Group Assets		
In Euro billion	1H07	1H08
Goodwill	16.3	15.7
VBI	4.4	4.3
DAC & equivalent	16.8	17.6
Other intangibles	3.3	3.2
Investments	597.9	556.8
Other assets & receivables	65.6	68.4
Cash & cash equivalents	18.7	22.0
TOTAL ASSETS	**722.9**	**688.0**

AXA Group Liabilities		
In Euro billion	1H07	1H08
Shareholders' Equity, Gp share	45.6	40.5
Minority interests	3.3	3.1
SH EQUITY & MINORITY INTERESTS	**48.9**	**43.7**
Technical reserves	556.9	532.1
Provisions for risks & charges	8.7	8.2
Financing debt	10.9	13.2
Other payables & liabilities	97.6	90.9
TOTAL LIABILITIES	**722.9**	**688.0**